UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC
(Exact name of issuer as specified in its charter)

Delaware	85-1676855
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

5925 Carnegie Boulevard, Suite 110

Charlotte, North Carolina 28209

(Full mailing address of principal executive offices)

(616) 343-0697

 (Issuer’s telephone number, including area code)

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital Participation Fund GP, LLC, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, referred to herein as “we,” “us,” “our” or “the Company,” contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company, was formed on June 24, 2020. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital Participation Fund GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We have offered, or are currently offering, up to a maximum of $75,000,000 in the aggregate of the Company’s Series A, B, C, D and E Bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $10,000. We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on July 17, 2020, which offering statement was qualified by the SEC on December 28, 2020. We filed a post-qualification amendment on Form 1-A POS, or the First Revised Statement, on December 28, 2021, which was qualified by the SEC on January 11, 2022. We filed a second post-qualification amendment on Form 1-A POS, or the Second Revised Offering Statement, on July 11, 2023, which was qualified by the SEC on July 19, 2023. Pursuant to the Offering Statement and the First Revised Offering Statement, the Bonds have been previously issued in four series, Series A, Series B, Series C and Series D. Pursuant to the Second Revised Statement, Bonds are now offered in Series E exclusively. The Series A, B, C and D Bonds bear interest at a rate equal to 6.0% per year (which increases to 6.75% upon a renewal), and the Series E Bonds bear interest at a rate equal to 6.75%, regardless of whether in the initial term or upon renewal. The sole difference between the Series A, B, C and D bonds will be the maturity dates, over a two-year period starting on May 24, 2021. The difference between the Series A-D Bonds, collectively, and the Series E Bonds will be the maturity dates and the interest rate. Assuming that the maximum amount of Bonds is purchased and issued, we anticipate that the net proceeds, will be approximately $74,437,500, if we sell the maximum offering amount. Proceeds from the sale of the Bonds will be used to acquire minority participation interests in commercial real estate loans originated by other funds sponsored by our Manager consistent with our investment strategies, or participations, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

2

As of June 30 2023, the Offering had issued $3,514,000 of Series A Bonds, $5,900,000 of Series B Bonds, 7,764,000 of Series C bonds, and $1,330,000 of Series D Bonds.

The Series A Bonds Maturity Date is November 30, 2023. On June 5, 2023, pursuant to the Indenture, the Company provided a Notice of Maturity to the Series A Bondholders, which informed the Bondholders of the Company’s election to automatically renew the Bonds for an additional thirty (30) months at an interest accrual rate of 6.75% per annum, as of, and from, the Maturity Date, unless the applicable holder elects to be redeemed upon the Maturity Date. The total Series A Bond principal for investors electing to renew their investment and investors electing to be redeemed is $1,584,000 and $1,910,000, respectively.

As of June 30, 2023, the Company held five minority participation interests in commercial real estate loans, providing $11,067,261 of loan principal to various borrowers. The portfolio of loans possessed interest rates averaging 7.5% and maturities ranging from March 31, 2023 to November 8, 2024. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at June 30, 2023:

Borrower	Location	Maturity	Note Principal	Interest Rate
LaRose Hospitality, LLC	Livingston, TX	09/30/2024	$2,000,261	7.50%
JV SBAM SB, LLC	Grand Rapids, MI	03/01/2024	$1,000,000	7.50%
11 Waterview Blvd. LLC	Parsippany-Troy Hills, NJ	03/31/2023	$1,000,000	7.50%
YP Trillium LLC	Hoffman Estates, IL	11/08/2024	$4,067,000	7.50%
112 Wilmington Pl SE, LLC	Washington DC	1/31/2024	$3,000,000	7.50%

We are managed by our manager, which is wholly owned by Messrs. Gary Bechtel, Kevin Kennedy, Raymond T. Davis and White Oak Capital Holdings, LLC, a Delaware limited liability company. Red Oak Capital Holdings, LLC, our Sponsor, has entered into a Management and Advisory Agreement whereby it has agreed to act as asset manager of the Company. Red Oak Capital Holdings, LLC is a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-months Ended June 30, 2023

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2023.

As of June 30, 2023, the Company had deployed $11,067,261 into minority participation interests in commercial real estate loans. See the table in the section above for additional details on the outstanding participation loans.

On January 31, 2023, the Company executed a minority participation with 112 Wilmington Pl SE, LLC. The Company purchased the Participation Interest from Red Oak Income Opportunity Fund, LLC, a related party, for $3,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On March 9, 2023, Red Oak Capital Fund V, LLC (the “Lead Lender”), a related party, issued a notice of default, acceleration, and a demand to pay to a mortgage note borrower, 11 Waterview Blvd. LLC, for failure to make interest payments. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure. The Company holds a $1,000,000 minority Participation Interest in the Loan. The loan was placed on nonaccrual status as of March 9, 2023.

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On April 3, 2023, the minority participation with 4401 Fortune Place, LLC with Participation Interest of $4,985,750 was redeemed by Red Oak Capital Fund III, LLC (the “Lead Lender”). The Company’s pro-rata share of the interest due on the loan is 7.50% which equated to $102,831 in interest payments over the life of the investment.

On June 23, 2023, Red Oak Income Opportunity Fund, LLC (the “Lead Lender”), a related party, issued a notice of default, acceleration, and a demand to pay to a mortgage note borrower, 112 Wilmington PL SE DE LLC for violating a negative covenant per the terms of the loan agreement. On September 14, 2023, the minority participation was paid off by the Lead Lender for the full principal and accrued interest outstanding at the time.

 For the six-months ended June 30, 2023, our total revenues from operations were $466,838. Operating costs for the same period, including bond interest expense of $578,314, professional fees of $61,420, and management fees of $22,856, amounted to $666,616. Net loss for the period amounted to $199,778.

We are working diligently through our expanding pipeline of potential senior secured loans in order to deploy our cash on hand as well as the proceeds from future closings of our Bonds offering, which has been held on or about the 20th of each month through the latest Series E Bond settlement date of August 23, 2023.

Results of Operations – For the Six-months Ended June 30, 2022

As of June 30, 2022, the Company had deployed $4,000,261 into minority participation interests in commercial real estate loans.

On January 31 ,2022, the Company executed the first minority participation with LaRose Hospitality, LLC. The Company purchased the Participation Interest from Red Oak Capital Fund II, LLC, a related party, for $2,000,261, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On April 26, 2022, the Company executed a minority participation with 11 Waterview Blvd. LLC. The Company purchased the Participation Interest from Red Oak Capital Fund V, LLC, a related party, for $1,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On April 26, 2022, the Company executed a minority participation with JV SBAM SB LLC. The Company purchased the Participation Interest from Red Oak Income Opportunity Fund, LLC, a related party, for $1,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

 For the six-months ended June 30, 2022, our total revenues from operations were $87,091. Operating costs for the same period, including bond interest expense of $233,976, professional fees of $33,522, and offering and organizational fees of $22,845, amounted to $300,806. Net loss for the period amounted to $213,712.

4

Liquidity and Capital Resources

As of June 30, 2023, we had sold $3,514,000 of Series A Bonds, $5,900,000 of Series B Bonds, $7,764,000 of Series C Bonds and $1,330,000 of Series D Bonds pursuant to our offering of Bonds. Our principal demands for cash will be for acquisition costs, including the purchase price of any participations, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of this offering. We intend to acquire additional assets with cash and/or debt. As we are dependent on capital raised in this offering to conduct our business, our investment activity over the next twelve (12) months will be dictated by the capital raised in this offering. We expect to originate or acquire participations and meet our business objectives regardless of the amount of capital raised in this offering. If the capital raised in this offering is insufficient to purchase assets solely with cash, we will implement a strategy of utilizing a mix of cash and debt to acquire assets. The Company had cash on hand of $6,100,652 as of June 30, 2023.

We expect to use debt financing as a source of capital. We have a 49% limit on the amount of debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent on the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds of this offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

In the first half of 2023, we sold $620,000 of Series D Bonds. Each series of Bonds beginning with Series A will be issued for a total of six months. Each series of Bonds will mature on the date which is the last day of the 30th month from the initial issuance date of Bonds in such series. We also expect the average net proceeds from closings to increase through December 31, 2023. As Bonds are sold, we intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the first half of 2023, the Company closed two minority participation loans with combined participation principal of $7,985,750. Additionally, one participation loan with $4,985,750 was redeemed by the Lead Lender in the second quarter of 2023. Subsequent to June 30, 2023, a participation note with $3,000,000 of participation principal paid off in full. We are currently experiencing a robust pipeline of loan origination opportunities and we expect capital deployment into minority interest participation notes to increase in the second half of 2023.

As a result of macro events including the conflict in the Ukraine, inflation and the lingering effects of the COVID-19 pandemic, uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of these events has been rapidly evolving and presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact these events may have on us at this time. Although we have not experienced a significant increase in the number of late payments or defaulting borrowers as a result of these trends as of the date of this report, we may experience adverse effects in the performance of our existing loans which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

None.

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RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2023 AND DECEMBER 31, 2022

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Red Oak Capital Intermediate Income Fund, LLC

7

Red Oak Capital Intermediate Income Fund, LLC

Balance Sheets

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Assets

Current assets:
Cash and cash equivalents	$6,100,652	$4,018,900
Mortgage loans receivable, held for investment, net	11,067,261	13,053,011
Loan interest receivable	418,262	54,255
Due from related parties	169,245	169,245

Total assets	$17,755,420	$17,295,411

Liabilities and Member's Deficit

Current liabilities:
Current portion of series A bonds payable, net	$3,509,284	$3,503,705
Current portion of series B bonds payable, net	5,881,909	-
Bond interest payable	277,006	258,060
Prepaid bond interest	-	2,872
Due to managing member	-	1,421
Total current liabilities	9,668,199	3,766,058

Long-term liabilities:
Series B bonds payable, net	-	5,872,163
Series C bonds payable, net	7,727,437	7,714,686
Series D bonds payable, net	1,321,893	704,835
Total long-term liabilities	9,049,330	14,291,684

Total liabilities	18,717,529	18,057,742

Member's deficit	(962,109)	(762,331)

Total liabilities and member's deficit	$17,755,420	$17,295,411

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Red Oak Capital Intermediate Income Fund, LLC

Statements of Operations

(Unaudited)

	For the Period Ending June 30
	2023	2022
Revenue:
Mortgage interest income	$466,838	$87,094
Total revenue	466,838	87,094

Expenses:
Bond interest expense	578,314	233,976
Management fees	22,857	9,289
Organization fees	3,100	22,845
Professional fees	61,420	33,522
General and administrative	925	1,174
Total expenses	666,616	300,806

Net income (loss)	$(199,778)	$(213,712)

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Red Oak Capital Intermediate Income Fund, LLC

Statements of Changes in Member's Capital

(Unaudited)

Managing Member

Member's deficit, January 1, 2022	$(166,350)

Net income (loss)	(213,712)

Member's deficit, June 30, 2022	$(380,062)

Member's deficit, January 1, 2023	$(762,331)

Net income (loss)	(199,778)

Member's deficit, June 30, 2023	$(962,109)

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Red Oak Capital Intermediate Income Fund, LLC

Statements of Cash Flows

(Unaudited)

	For the Period Ending June 30
	2023	2022

Cash flows from operating activities:
Net income (loss)	$(199,778)	$(213,712)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	29,784	11,797
Change in other operating assets and liabilities:
Net change in loan interest receivable	(364,007)	(62,505)
Net change in bond interest payable	18,946	83,041
Net change in prepaid bond interest	(2,872)	-
Net change in due to managing member	(1,421)	-
Net change in bond proceeds received in advance	-	80,000
Net change in other current liabilities	-	2,075

Net cash provided by (used in) operating activities	(519,348)	(99,304)

Cash flows from investing activities:
Mortgage notes issued	(3,000,000)	(4,000,261)
Mortgage notes repaid	4,985,750	-

Net cash provided by (used in) investing activities	1,985,750	(4,000,261)

Cash flows from financing activities:
Proceeds from Series B Bonds	-	4,264,000
Proceeds from Series C Bonds	-	305,000
Proceeds from Series D Bonds	620,000	-
Payment of debt issuance costs	(4,650)	(34,268)

Net cash provided by (used in) financing activities	615,350	4,534,732

Net change in cash and cash equivalents	2,081,752	435,167

Cash and cash equivalents, beginning of year	4,018,900	5,058,550

Cash and cash equivalents, end of year	$6,100,652	$5,493,717

Supplemental disclosure of cash flow information:
Cash paid for interest	$529,583	$150,343

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

1. Organization

Red Oak Capital Intermediate Income Fund, LLC, (the “Company”) is a Delaware limited liability company formed to acquire minority participation interests in commercial real estate loans (“Participation Loans”) made by other funds sponsored by the Sponsor and its affiliates (“Sponsored Funds”). The Company enters into loan participation agreements pursuant to which it shares the rights, obligations and benefits of the Participation Loan with the Sponsored Fund which retains the majority of the participation interest in the Participation Loan. Red Oak Capital Participation Fund GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on June 24, 2020 and commenced operations on May 24, 2021. The Company is raising a maximum of $75 million of Senior Secured Series A Bonds, Series B Bonds, Series C Bonds, Series D Bonds, Series E Bonds, and Series F Bonds (collectively the “Bonds”) pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The Company’s term is indefinite.

The Company’s operations may be affected by macro events, including the Ukraine Conflict, inflation, and the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of these events may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. Any future disruption which may be caused by these developments is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, certain macro events and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company’s financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation or Securities Investor Protection Corporation limitations.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans is dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivables are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. There was no allowance for loan loss reserves as of June 30, 2023 or December 31, 2022.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loan was on nonaccrual status at June 30, 2023 no loans were on nonaccrual status as of December 31, 2022.

Bonds payable

Company issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. Each member is individually liable for income taxes, if any, on its share of the Company’s net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to members in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes,” as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement. As of June 30, 2023 and June 30, 2022, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2023 and June 30, 2022, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

2. Significant accounting policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has selected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

3. Mortgage loans receivable

As of June 30, 2023 and December 31, 2022, the Company held approximately $11.1 million and $13.1 million of mortgage loans receivable, respectively. At June 30, 2023 this consisted of five minority loan participations where the weighted average interest rate was 7.5% and where the maturities ranged from March 31, 2023 through November 21, 2024, based on underlying loan agreements. At December 31, 2022, this consisted of five minority loan participations where the weighted average interest rate was 7.5% and where the maturities ranged from January 31, 2023 through December 31, 2023, based on underlying loan agreements. The Company earned and accrued approximately $0.47 million and $0.09 million of mortgage loan interest income during the periods ending June 30, 2023 and June 30, 2022, respectively.

In accordance with the Company’s participation agreements, the lenders shall split all interest payments and fees from the loan according to their respective participation interest in the loan, and the Company shall serve as the participant, leaving the servicing of the loan to the lead lender. The Company shall have consent rights over certain major decisions related to the loan. If either lender disagrees over a major decision, then either party may initiate a buy/sell offer to the other lender whereby one lender’s entire participation interest in the loan may be bought or sold by the other lender according to the terms of the participation agreement. Through June 30, 2023, all minority participations have been purchased at par.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

3. Mortgage loans receivable (continued)

On January 31 ,2022, the Company executed the first minority participation with LaRose Hospitality, LLC. The Company purchased the Participation Interest from Red Oak Capital Fund II, LLC, a related party, for $2,000,261, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On April 26, 2022, the Company executed a minority participation with 11 Waterview Blvd. LLC. The Company purchased the Participation Interest from Red Oak Capital Fund V, LLC, a related party, for $1,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On April 26, 2022, the Company executed a minority participation with JV SBAM SB LLC. The Company purchased the Participation Interest from Red Oak Income Opportunity Fund, LLC, a related party, for $1,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On November 8, 2022, the Company executed a minority participation with YP Trillium LLC. The Company purchased the Participation Interest from Red Oak Capital Fund V, LLC, a related party, for $4,067,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On December 22, 2022, the Company executed a minority participation with 4401 Fortune Place, LLC. The Company purchased the Participation Interest from Red Oak Capital Fund III, LLC, a related party, for $4,985,750, and the Company’s pro-rata share of the interest due on the Loan is 7.50%. On March 31, 2023, the minority participation with 4401 Fortune Place, LLC was paid off by the lead lender, Red Oak Capital Fund III, LLC, a related party, for $4,985,750, which was the principal outstanding at the time.

On January 31, 2023, the Company executed a minority participation with 112 Wilmington Pl SE, LLC. The Company purchased the Participation Interest from Red Oak Income Opportunity Fund, LLC, a related party, for $3,000,000, and the Company’s pro-rata share of the interest due on the Loan is 7.50%.

On March 9, 2023, Red Oak Capital Fund V, LLC, a related party, issued a notice of default to a mortgage note borrower, 11 Waterview Blvd, LLC. The Company has placed the note in nonaccrual status.

On June 23, 2023, Red Oak Income Opportunity Fund, LLC, a related party, issued a notice of default to a mortgage note borrower, 112 Wilmington Pl SE, LLC.

4. Related party transactions

The Company will pay an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 0.25% of the gross offering proceeds. During the periods ending June 30, 2023 and June 30, 2022, $22,857 and $9,289 of management fees have been earned and paid to the Managing Member, respectively. $0 and $21 of management fees were held as payable to the Managing Member as of June 30, 2023 and December 31, 2022.

The Company will pay organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 0.50% of the gross principal outstanding of all Bonds. During the period ending June 30, 2023 and June 30, 2022, $3,100 and $22,845 of organization fees have been earned, respectively. As of June 30, 2023 and December 31, 2022, $0 and $1,400 organization fees are payable to the Managing Member.

The Company’s mortgage loans receivable represent participating interest in senior loans held by related parties. See Note 3.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

5. Member’s equity

As of June 30, 2023 and June 30, 2022, the Managing Member, as sole member of the Company, made no capital contributions or received any distributions.

6. Bonds payable

During the period ending June 30, 2023, the Company issued approximately $0.62 million Series D Bonds. During the period ending June 30, 2022, the Company issued approximately $4.26 million Series B Bonds and $0.30 million Series C Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Bond offering. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. The Series A, Series B, Series C Bonds, and Series D Bonds mature on November 30, 2023; May 31, 2024; November 30, 2024; and May 31, 2025, respectively. Besides the maturity, all other terms of the Series A, B, C, and D Bonds are identical.

On January 23, 2023, the Company was requalified under Regulation A of the Securities Act of 1933, which allows the offering to continue for another twelve months. The Company anticipates offering Series E and Series F, as outlined in the Post Qualification Amendment of the Form 1A filed on January 12, 2023.

As of June 30, 2023 and December 31, 2022, there have been $138,810 and $134,160 of debt issuance costs incurred by the Company, respectively. During the periods ending June 30, 2023 and June 30, 2022, $29,784 and $11,797 has been amortized to bond interest expense.

Bonds payable as of June 30, 2023 and December 31, 2022 are comprised of the following:

	06/30/2023	12/31/2022
Series A bonds payable	$3,514,000	$3,514,000
Series B bonds payable	5,900,000	5,900,000
Series C bonds payable	7,764,000	7,764,000
Series D bonds payable	1,330,000	710,000
Debt issuance costs	(67,477)	(92,611)

Total bonds payable, net	$18,440,523	$17,795,389

The Company executes quarterly interest payments to the Series A, Series B, Series C, and Series D Bondholders at a rate of 6.00% per annum. For the period ending June 30, 2023 and June 30, 2022, the Company has recorded $578,314 and $233,976 of bond interest expense, respectively. As of June 30, 2023 and December 31, 2022, $277,007 and $258,060 is held as payable to all Bondholders.

The Bonds will be redeemable beginning 90 days from the issuance date. Once the Company receives written notice from the bondholder, it will have 90 days from the date such notice is provided to set the redemption date which shall be the last day of the corresponding quarterly period. If the notice is received on or after 90 days from the issuance date of the Bond and on or before its maturity date, the payment to the bondholder will be reduced by an amount equal to one third of the amount of interest accrued on the applicable Bond as of the redemption date.

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Red Oak Capital Intermediate Income Fund, LLC Notes to Financial Statements For the periods ending June 30, 2023 and December 31, 2022 (Unaudited)

6. Bonds payable (continued)

The Company’s obligation to redeem bonds in any given year pursuant to this optional redemption is limited to 20% of the outstanding principal balance of the Bonds on January 1st of the applicable year. Bond redemptions pursuant to this election will occur in the order that notices are received. Upon maturity, and subject to the terms and conditions described in the offering memorandum, the Bonds will be automatically renewed for at the same interest rate for an additional two years, unless redeemed upon maturity at the Company or the bondholders election.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$3,514,000
2024	13,664,000
2025	1,330,000
2026	-
2027	-
Total bonds payable	$18,508,000

7. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

8. Subsequent events

Since June 30, 2023, the Company has executed two bond closings resulting in total gross proceeds of $145,000.

On July 19, 2023, we filed a second post-qualification amendment on Form 1-A POS, or the Second Revised Offering Statement, on July 11, 2023, which was qualified by the SEC on July 19, 2023. Pursuant to the Second Revised Statement, Bonds are now offered in Series E exclusively and bear interest at a rate equal to 6.75% per annum. Further, the renewal terms for the Series A, B C & D were revised to provide that, upon a renewal, the interest rate associated with the applicable bonds would increase to 6.75% per annum.

On July 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $277,007 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On September 14, 2023, the minority participation with mortgage note borrower, 112 Wilmington PL SE DE LLC, was paid off by the Lead Lender for the full principal and accrued interest outstanding at the time.

The financial statements were approved by management and available for issuance on September 25, 2023. Subsequent events have been evaluated through this date.

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PART III - EXHIBITS

EXHIBIT INDEX

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Intermediate Income Fund, LLC*

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Intermediate Income Fund, LLC*

(3)(a)	Form of Indenture between Red Oak Capital Intermediate Income Fund, LLC and UMB Bank, N.A.*

(3)(b)	Form of Bond*

(3)(c)	Form of Series E Bond*

(3)(d)	Form of Pledge and Security Agreement*

(3)(e)	Form of First Supplemental Indenture*

(3)(f)	Form of Second Supplemental Indenture*

(4)	Subscription Agreement*

(6)	Loan Participation Agreement, dated as of January 31, 2022, by and between Red Oak Capital Fund II, LLC and Red Oak Capital Intermediate Income Fund, LLC*

_____________

* Previously filed

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC, a Delaware limited liability company

By:	Red Oak Capital Participation Fund GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

Date: September 25, 2023

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Manager
(Principal Executive Officer)

Date: September 25, 2022

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Manager
(Principal Financial Officer and Principal Accounting Officer)

Date: September 25, 2023

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